October 23, 2012

VIA E-MAIL AND EDGAR

Mr. Larry Greene

Mr. Kevin Rupert

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Stellus Capital Investment Corporation Pre-Effective Amendment No. 2 to Registration Statement on Form N-2 (File No. 333-184195) (the “Registration Statement”)

Dear Gentlemen:

On behalf of Stellus Capital Investment Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) that we received in our telephone conversations with the Staff on October 10, 2012, October 12, 2012 and October 15, 2012 regarding the Registration Statement. The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	Comment: We understand that the Company will disclose the nature of the findings or conclusions by the Company’s Board of Directors in connection with its review and approval of the initial portfolio acquisition in a future pre-effective amendment to the Registration Statement. Please be advised that we may have additional comments on such disclosure when it is included in the Registration Statement.

Response

The Company acknowledges the Staff’s comment and refers to the Staff to page 71 of the Registration Statement with respect to such disclosure.

Division of Investment Management

Larry Greene

Kevin Rupert

October 23, 2012

2.	Comment: The Staff refers the Company to comment no. 2 contained in the Company’s letter, dated September 28, 2012 (the “Letter”), to the Staff. Please tell us whether and how the Company intends on complying with the various policies and procedures set forth in the Massachusetts Mutual Life Insurance Company no-action letter in connection its co-investment with investment funds, accounts and investment vehicles managed by Stellus Capital Management LLC in accordance therewith.

Response

The Company will comply with the various policies and procedures set forth in the Massachusetts Mutual Life Insurance Company no-action letter to the extent that it co-invests with investment funds, accounts and investment vehicles managed by Stellus Capital Management LLC in accordance therewith. The table below sets forth details how the Company and/or Stellus Capital Management LLC intends on complying with the various policies and procedures set forth in the no-action letter in connection with any such co-investment transactions:

Condition	Compliance
Negotiate price only	Stellus Capital Management LLC will only negotiate price and will not directly or indirectly negotiate any of the other terms in connection with any such co-investment transaction involving the Company.

Institute co-investment policy statement and procedures

Prior to the negotiation or effectuation of any co-investment transaction involving the Company, the Company’s Board of Directors, including a majority of its “disinterested directors,” will approve a co-investment policy statement (the “Policy Statement”) designed to ensure that any co-investments are made in a manner that is fair and equitable to, and in the best interests of, the Company. The Policy Statement will also establish procedures (“Procedures”) that must be followed by Stellus Capital Management LLC prior to its effectuation of any co-investment transaction involving the Company.

The Board of Directors, including a majority of its “disinterested directors,” will be required to approve any deviation from the Procedures in connection with a co-investment transaction involving the Company.

Division of Investment Management

Larry Greene

Kevin Rupert

October 23, 2012

Disclose co-investment procedures in the Company’s SEC reports	Prior to the negotiation or effectuation of any co-investment transaction involving the Company, the Procedures for co-investment transactions will be fully disclosed in the Company’s SEC reports.

Annual review of Procedures	The Company’s Board of Directors, including a majority of its “disinterested directors,” will review the Procedures at least annually to ensure that they are adequate to prevent the Company from being systematically disadvantaged as a result of the co-investment transactions. If the Company’s Board of Directors, including a majority of its “disinterested directors,” discovers that the Procedures are not being followed or that the Procedures do not have the intended results, it will take whatever corrective measures are necessary, including revising the Procedures.

Transaction expenses shared pro rata	Transaction costs and expenses will be shared by the Company and other participants in any such co-investment transactions on a pro rata basis according to the amount of their participation.

Retention of records for co-investment transactions	The Company and Stellus Capital Management LLC will retain written records of the co-investment transactions involving the Company for five years

3.	Comment: We refer to comment no. 4 contained in the Letter. Please add disclosure in the Registration Statement that there is no limit on the Company’s ability to enter derivative transactions.

Division of Investment Management

Larry Greene

Kevin Rupert

October 23, 2012

Response

The Company has complied with this comment. See page 31 of the Registration Statement.

4.	Comment: We refer to comment no. 36 contained in our letter, dated August 21, 2012, to the Company and the Company’s response thereto in a letter, dated August 31, 2012, to us. Please provide us with a representation that the final prospectus the Company will file with the SEC pursuant to Rule 497 under the Securities of Act 1933 will include an audited schedule of investments of the investments acquired by it from the D. E. Shaw group fund.

Response

The Company represents that it will comply with the Staff’s comment.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176 or Harry Pangas at (202) 383-0805.

Sincerely,
/s/ Steven B. Boehm
Steven B. Boehm

cc:	Robert T. Ladd, Stellus Capital Investment Corporation
Harry Pangas
Stephani Hildebrandt